                            HOUGHTON MIFFLIN COMPANY
         EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)

                                                                     Years Ended December 31,
                                                 --------------------------------------------------------------------
                                                  1998         1997            1996           1995(B)         1994(A)
                                                 ------       ------          ------          -------         -------
Earnings (loss) before fixed charges:
  Net income (loss) before extraordinary
    item and cumulative effect of
    accounting changes                           $ 45.6       $ 49.8          $ 43.6          $ (7.2)          $52.4
  Provision (benefit) for income taxes             33.6         33.7            30.3            (4.2)           32.7
                                                 ------       ------          ------          ------           -----
Income (loss) from continuing operations
  before taxes, extraordinary item, and
  cumulative effect of accounting changes          79.2         83.5            74.0           (11.4)           85.1
  Interest expense                                 34.7         39.7            41.6            15.2             7.7
  Interest portion of rent expense*                 4.7          2.7             3.0             3.8             3.4
                                                 ------       ------          ------          ------           -----
Earnings (loss) before fixed charges             $118.6       $125.9          $118.6          $  7.6           $96.2

Fixed charges:
  Interest expense                                 34.7         39.7            41.6            15.2             7.7
  Interest portion of rent expense*                 3.1          2.7             3.0             3.8             3.4
                                                 ------       ------          ------          ------           -----

Total fixed charges                              $ 39.4       $ 42.4          $ 44.6          $ 19.0           $11.1

Ratio of earnings to fixed charges                  3.0          3.0             2.7             0.4             8.6

(A) On March 30, 1994, Houghton Mifflin completed an early redemption of $25 million in senior notes due March 30, 1997. Houghton Mifflin recognized an extraordinary loss of $1.2 million, net of a tax benefit of $0.8 million. This extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earning to fixed charges.

(B) Houghton Mifflin would need $11.4 million in additional income to cover its fixed charges in 1995.

* Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.









                                       64